UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of

the Securities Exchange Act of 1934

(Amendment No. 6)

TELVENT GIT, S.A.

(Name of Subject Company (Issuer))

SCHNEIDER ELECTRIC ESPAÑA, S.A.U.

(Offeror)

an indirect wholly owned subsidiary of

SCHNEIDER ELECTRIC SA

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Ordinary Shares, € 3.00505 nominal value per share

(Title of Class of Securities)

E90215109

(CUSIP Number of Class of Securities)

Peter Wexler

General Counsel and Senior Vice President

Schneider Electric SA

35 rue Joseph Monier

92500 Rueil Malmaison – France

Telephone: +33 (0) 1 41 29 70 00

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy To:

Paul S. Bird, Esq.

Debevoise & Plimpton LLP

919 Third Avenue

New York, New York 10022

Telephone: (212) 909-6000

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$1,363,766,360	$158,333.27

(1)	The transaction valuation is an estimate calculated solely for purposes of calculating the amount of the filing fee. The transaction valuation was calculated by multiplying the offer price of $40.00 per share (the “Offer Price”) by 34,094,159, the number of authorized and issued ordinary shares, € 3.00505 nominal value per share (“Shares”), of Telvent GIT, S.A. (“Telvent”).
(2)	The amount of the filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for fiscal year 2011, issued April 30, 2010, by multiplying the transaction valuation by .00011610.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $158,333.27	Filing Party: Schneider Electric SA
Form or Registration No.: SC TO-T	Date Filed: June 21, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 6 (this “Amendment No. 6”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the U.S. Securities Exchange Commission on June 21, 2011, as amended and supplemented by Amendment No. 1 filed on July 1, 2011, Amendment No. 2 filed on July 7, 2011, and Amendment No. 3 filed on July 20, 2011, Amendment No. 4 filed on August 3, 2011 and Amendment No. 5 filed on August 10, 2011 (“Amendment No. 5”) by Schneider Electric España, S.A.U., a sociedad anónima unipersonal organized under the laws of the Kingdom of Spain (“Offeror”) and an indirect wholly owned subsidiary of Schneider Electric SA, a société anonyme organized under the laws of the Republic of France (“Schneider Electric”) and Schneider Electric, relating to the offer by Offeror to purchase all of the authorized and issued ordinary shares, € 3.00505 nominal value per share (each, a “Share” and, collectively, the “Shares”), of Telvent GIT, S.A., a sociedad anónima organized under the laws of the Kingdom of Spain (“Telvent”), at a purchase price of $40.00 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 21, 2011 (as amended on July 1, 2011, July 7, 2011, July 20, 2011, August 3, 2011 and August 10, 2011, the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

All capitalized terms used in this Amendment No. 6 without definition have the meanings ascribed to them in the Schedule TO.

The information in the Offer to Purchase, including all schedules and annexes to the Offer to Purchase, and the related Letter of Transmittal is incorporated in this Amendment No. 6 by reference with respect to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided in this Amendment No. 6.

Items 1 and 4

The Offer to Purchase and Items 1 and 4 of the Schedule TO, to the extent Items 1 and 4 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” and Section 1 – “Terms of the Offer” of the Offer to Purchase is hereby amended and supplemented by adding the following text:

“On August 23, 2011, Offeror and Schneider Electric extended the expiration of the Offer until 5:00 p.m., New York City time, on Monday, September 12, 2011. The expiration of the Offer may be further extended as described in this Offer to Purchase. The Offer, which was previously scheduled to expire at 5:00 p.m., New York City time, on Monday, August 22, 2011, was extended in accordance with the Transaction Agreement because the condition to the Offer relating to the receipt of the regulatory approval required under the antitrust and competition laws of the Republic of Serbia, referred to in Section 16 – “Legal Matters; Required Regulatory Approvals,” was not yet satisfied. The Depositary has indicated that, as of 5:00 p.m., New York City time on August 22, 2011, 33,638,254 Shares had been validly tendered and not withdrawn pursuant to the Offer, representing approximately 98.7% of the number of Shares authorized and issued as of the date of the Transaction Agreement.”

Item 11.	Additional Information.

The Offer to Purchase and Item 11(a)(2), (a)(3) of the Schedule TO, to the extent Item 11 incorporates by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as set forth below:

The new paragraph added to Section 16 – “Legal Matters; Required Regulatory Approvals” of the Offer to Purchase immediately following the final paragraph under the heading “Other Foreign Antitrust Compliance.” pursuant to Amendment No. 5 is hereby amended and restated as follows:

“Schneider Electric has made all filings and other notifications in connection with the acquisition of Shares pursuant to the Offer that are required under the antitrust and competition laws of such other foreign jurisdictions. Other than the required approval under the antitrust and competition laws of the Republic of Serbia (the “Serbian Competition Law”), all regulatory approvals, exemptions or other actions or clearances required prior to the consummation of the Offer under the antitrust and competition laws of such other foreign jurisdictions have been granted.

Under the Serbian Competition Law, the purchase of Shares in the Offer may not be completed until the Commission for Protection of Competition of the Republic of Serbia (the “Serbian Commission”) has issued a decision approving such purchase. The Serbian Commission has one month from the date of the submission of notification of a transaction to issue a decision regarding such transaction. The Serbian Commission has informed Schneider Electric that the Serbian Commission deemed the notification filed by it in connection with the purchase of Shares pursuant to the Offer to be complete as of August 8, 2011, the date of the Serbian Commission’s receipt of information requested to supplement the initial notification submitted on July 13, 2011. Accordingly, the one month review period under Serbian Competition Law will expire on September 8, 2011. Schneider Electric expects that the Serbian Commission will issue a decision approving the purchase of Shares pursuant to the Offer on or prior to September 8, 2011.”

Item 12.	Exhibits

Item 12 of the Schedule TO is amended and supplemented by adding the following:

“(a)(5)(I)        Press Release Issued by Schneider Electric SA, dated August 23, 2011.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 23, 2011

SCHNEIDER ELECTRIC SA

By:	/s/ Peter Wexler
Name: Peter Wexler
Title: Senior Vice President & General Counsel

SCHNEIDER ELECTRIC ESPAÑA, S.A.U.

By:	/s/ Elena González-Anta
Name: Elena González-Anta
Title: Chief Legal Counsel

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated June 21, 2011.*

(a)(1)(B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(A)	Press Release Issued by Schneider Electric SA, dated June 1, 2011, (incorporated in this Schedule TO by reference to Exhibit 99.1 of the Schedule TO-C filed by Offeror and Schneider Electric SA on June 1, 2011).

(a)(5)(B)	Schneider Electric SA presentation for investor/analyst conference call, dated June 1, 2011 (incorporated in this Schedule TO by reference to Exhibit 99.2 of the Schedule TO-C filed by Offeror and Schneider Electric SA on June 1, 2011).

(a)(5)(C)	Transcript of Schneider Electric SA Investor and Analyst Conference Call held on June 1, 2011 (incorporated in this Schedule TO by reference to Exhibit 99.2 of the Schedule TO-C filed by Offeror and Schneider Electric SA on June 2, 2011).

(a)(5)(D)	Form of Summary Advertisement as published on June 21, 2011 in The Wall Street Journal. *

(a)(5)(E)	Press Release Issued by Schneider Electric SA, dated June 30, 2011. **

(a)(5)(F)	Press Release Issued by Schneider Electric SA, dated July 20, 2011. ***

(a)(5)(G)	Press Release Issued by Schneider Electric SA, dated August 3, 2011. ****

(a)(5)(H)	Press Release Issued by Schneider Electric SA, dated August 10, 2011. *****

(a)(5)(I)	Press Release Issued by Schneider Electric SA, dated August 23, 2011.

(b)(1)	€1,100,000,000 Multicurrency Revolving Credit Facility Agreement, dated as of February 16, 2011, by and among Schneider Electric SA, as borrower, Société Générale, as facility agent,

*	Previously filed with the Schedule TO on June 21, 2011.
**	Previously filed with Amendment No. 1 to the Schedule TO on July 1, 2011.
***	Previously filed with Amendment No. 3 to the Schedule TO on July 20, 2011.
****	Previously filed with Amendment No. 4 to the Schedule TO on August 3, 2011.
*****	Previously filed with Amendment No. 5 to the Schedule TO on August 10, 2011.

Banco Santander, S.A., Banc of America Securities Limited, The Bank of Tokyo-Mitsubishi UFJ, Ltd., BNP Paribas, Crédit Agricole Corporate & Investment Bank, Deutsche Bank AG, London Branch, HSBC France, J.P. Morgan plc, Natixis, The Royal Bank of Scotland plc and Société Générale Corporate & Investment Banking, as mandated lead arrangers and bookrunners, the financial institutions listed in Schedule 1 thereto and each other bank or financial institution party thereto from time to time. ***

(d)(1)	Transaction Agreement, dated as of May 31, 2011, by and among Schneider Electric SA, Schneider Electric España, S.A.U. and Telvent GIT, S.A (incorporated in this Schedule TO by reference to Exhibit 4.1 to the Schedule 13D filed by Offeror and Schneider Electric SA on June 10, 2011).

(d)(2)	Irrevocable Undertaking Agreement, dated May 31, 2011, by and among Schneider Electric SA, Schneider Electric España, S.A.U. , Abengoa, S.A., Siema, A.G. and Telvent Corporation, S.L. (incorporated in this Schedule TO by reference to Exhibit 4.2 to the Schedule 13D filed by Offeror and Schneider Electric SA on June 10, 2011).

(d)(3)	Irrevocable Undertaking Agreement, dated May 31, 2011, by and among Schneider Electric SA, Schneider Electric España, S.A.U., and Mr. Ignacio González Dominguez (incorporated in this Schedule TO by reference to Exhibit 4.3 to the Schedule 13D filed by Offeror and Schneider Electric SA on June 10, 2011).

(d)(4)	Irrevocable Undertaking Agreement, dated May 31, 2011, by and among Schneider Electric SA, Schneider Electric España, S.A.U., and Mr. Manuel Sánchez Ortega (incorporated in this Schedule TO by reference to Exhibit 4.4 to the Schedule 13D filed by Offeror and Schneider Electric SA on June 10, 2011).

(g)	Not applicable.

(h)	Not applicable.